U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):

COMPUTERSHARE TRUST COMPANY OF CANADA

B.	(1)	This is [check one]:

	☒	an original filing for the Filer.

	☐	an amended filing for the Filer.

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	PAN AMERICAN SILVER CORP.

	Form type:	Registration Statement on Form F-10

	File Number (if known):	333-156707

	Filed by:	PAN AMERICAN SILVER CORP.

	Date Filed: (if filed concurrently,	January 13, 2009 (concurrent herewith)
so indicate)

D.	The Filer is incorporated or organized under the laws of:

Canada

and has its principal place of business at:

510 Burrard Street, 3rd Floor
Vancouver, BC V6C 3B9
Phone: (604) 661-9400
Attention: Manager Corporate Trust

E.	The Filer designates and appoints:

Computershare Trust Company, N.A.
350 Indiana Street
Suite 750
Golden, CO 80401
Telephone: (303) 262-0707

as the agent (“the Agent”) of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)                                  Any investigation or administrative proceeding conducted by the Commission; and

(b)                                 Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                                      The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-10.  The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.                                     Not applicable.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, Ontario, Canada on January 13, 2009.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/S/ KARL BURGESS
Name: Karl Burgess
Title: Professional Corporate Trust

This statement has been signed by the following person in the capacity indicated on January 13, 2009.

COMPUTERSHARE TRUST COMPANY, N.A.
(as Agent for Service)

By:	/S/ KELLIE GWINN
Name: Kellie Gwinn
Title: Vice-President